Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation

Exchange Act File Number of Subject Company: 1-10458

On April 20, 2006, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the first-quarter 2006 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone (631) 844-1004.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowen

Capital One Financial Corporation—VP IR

Gary Perlin

Capital One Financial Corporation—EVP, CFO

Richard Fairbank

Capital One Financial Corporation—Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Laura Kaster

Sandler O’Neill—Analyst

David Hochstim

Bear Stearns—Analyst

Ken Posner

Morgan Stanley—Analyst

Bob Napoli

Piper Jaffray—Analyst

Stephen Schulz

KBW—Analyst

Tim Ryan

Oppenheimer Funds—Analyst

Joel Houck

Wachovia Securities—Analyst

Chris Brendler

Stifel Nicolaus—Analyst

Chris Harding

Lehman Brothers—Analyst

Richard Shane

Jefferies & Co.—Analyst

Scott Valentin

Friedman Billings Ramsey—Analyst

Edwin Groshans

Fox-Pitt Kelton—Analyst

Ken Bruce

Merrill Lynch—Analyst

Craig Maurer

Fulcrum Global Partners—Analyst

PRESENTATION

Operator

WELCOME TO THE CAPITAL ONE FIRST QUARTER 2006 EARNINGS CONFERENCE CALL. (OPERATOR INSTRUCTIONS). I WOULD NOW LIKE TO TURN THE CALL OVER TO MR. MIKE ROWEN, VICE PRESIDENT, INVESTOR RELATIONS.

Mike Rowen—Capital One Financial Corporation—VP IR

Welcome everyone into Capital One’s first quarter 2006 earnings conference call. As usual, we’re webcasting live over the Internet. For those of you who would like to access the call on the Internet, please log on to Capital One’s website at www.CapitalOne.com, and follow the links from there. In addition to the press release and financials, we have included a presentation summarizing our first quarter 2006 results. With me today is Mr. Richard Fairbank, Capital One’s Chairman and Chief Executive Officer; and Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer, who will walk you through this presentation. To access a copy of the presentation and press release, please go to Capital One’s website, click on Investors, and click on quarterly earnings release.

Please note that this presentation may contain forward-looking statements. Information regarding Capital One’s financial performance in any forward-looking statements contained in today’s discussion and the materials speaks only as of the particular day or date indicated in the material. Capital One does not undertake any obligation to update or revise any of the information contained herein, whether as a result of new information, future events or otherwise.

You should be aware that numerous factors could cause our actual results to differ materially from those described in the forward-looking statements. For more information on these factors, please see the section titled Forward-looking Information in the earnings release presentation accessible at the Capital One website and filed with the SEC.

Some additional information regarding the Capital One North Fork transaction. In connection with the proposed merger of Capital One and North Fork Bancorporation, Capital One will file with the SEC a registration statement that will include a joint proxy statement of Capital One and North Fork, and that will also constitute a prospectus of Capital One. Capital One and North Fork shareholders are urged to read the proxy statement prospectus when it becomes available. Further information about the proxy solicitation process and how to obtain a copy of the proxy statement prospectus when it becomes available is contained in the investor presentation located at the Capital One website and filed in the Form 8-K with the SEC earlier today.

At this time I will turn the call over to Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer for his remarks.

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Good afternoon to everyone. The first quarter of 2006 was a record quarter for Capital One, with earnings per share of $2.86, up 44% over the first quarter of 2005. Along with record earnings, return on managed assets came in at a strong 2.62%. And we ended the first quarter with almost $104 billion in managed loans outstanding.

There was three items of note in the quarter. First, it was a remarkably strong quarter for credit. I will discuss credit and its impacts on this quarter’s financial results in a moment. Second, this is the first quarter we’re reporting on our banking segments. I would like to call your attention to the schedule attached to our earnings press release which disaggregates the principal components of the new Capital One banking segment. In brief, the indirect auto finance business of Hibernia has been moved to our auto segment, while the branchless deposit business of legacy Capital One has been moved into the banking segment.

Additionally, through our integration expenses, purchase accounting and corporate allocations which affect the income statement of the banking segment, it would not have existed for stand-alone Hibernia. As expected, cost synergies are only beginning to be recognized.

The third item of note this quarter was the announcement of our agreement to acquire North Fork Bank. Rich will cover this in his comments. We are affirming earnings per share guidance in the range of $7.40 to $7.80 for the full year 2006. This guidance includes the impact of an expected fourth quarter close of the North Fork acquisition.

Now I will cover a few highlights of our first quarter income statement. I will start on slide 4 by noting that this is the first quarter which fully reflects Hibernia’s revenues and expenses. As such, while we provide detail for both the previous quarter and a year ago quarter, some comparisons between those in the first quarter of 2006 will be impacted by the addition of Hibernia. Still, most quarter over quarter changes reflect normal seasonal trends for Capital One, amplified by the bankruptcy filings spike of last October. That resulted in higher fourth quarter charge-offs, which were largely offset by lower charge-offs in the first quarter.

Two other one time items also affected the first quarter. First, pretax income was positively impacted by $83.8 million from the sale of charged-off loans. These largely represented portfolios of previously purchased third-party originated charged-off loans, as well as some Capital One originated loans, which are being serviced on the same platform. Second, there was a $34.9 million benefit related to the resolution of a federal tax audit to the years 2000 through 2002.

But the big story of the quarter was provision expense. Let’s look at the credit drivers as we turn to slide 5. Both charge-offs and delinquency metrics across our businesses reflect the positive industry-wide credit environment in North America. Capital One’s quarterly charge-offs declined dramatically to 2.65% in the first quarter, while delinquencies ended the quarter modestly lower at 2.92%.

The sequential quarterly drop in charge-offs was driven largely by the pull forward effect of the bankruptcy filings spike in the fourth quarter of 2005. There was also a modest impact on the charge-off rate from including Hibernia’s loans to the full quarter. The decline in delinquencies from the fourth quarter of 2005 to the first quarter of 2006 is largely the result of normal seasonal patterns in most of Capital One’s lending businesses. The impact of this credit performance on our provision can be seen on slide six.

Provision expense was $562 million for the quarter, significantly lower than last quarter and the year ago quarter. The reduction in provision is primarily a result of the abnormally low level of charge-offs, resulting as I have said, from the pull forward effect of last quarter’s bankruptcy spike. In addition to the lower charge-offs, our allowance which anticipates future losses was reduced by $115 million. This has little to do with the extraordinary bankruptcy experience of late 2005. Rather the allowance release results primarily from a seasonal decline in reported loans and delinquencies, along with improved recovery rates.

Our finance charge and fee revenue suppression amount also declined quarter over quarter. This results from both a reduction in the amount of fees billed and improved collectibility. Now let’s review the balance sheet on slide 7. Loans declined in line with normal first quarter trends following a seasonal build in the fourth quarter of 2005. The reduction in loans in the first quarter of 2006 was comparable to the decline in the same period of 2005, after adjusting for the effect of the Onyx acquisition in the first quarter of ‘05.

Following the fourth quarter close of Hibernia, our tangible capital ratio at year-end was 7.72%. As expected, our tangible capital ratio grew to end the first quarter at 8.46%. We expect it will continue to grow until we close on the North Fork transaction. Finally, our liquidity remains strong as a result of deposit levels at Hibernia.

With that, Rich, I will turn the call over to you to discuss our line of business.

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Each of our business segments posted strong results this quarter and we continue to realize our vision of national scale lending and local scale banking. I will begin on slide 8, which shows first quarter results for our US card segment. US Card continues to deliver very strong profitability. Net income for the quarter was $603 million. That is up $144 million, or 32%, over the first quarter of 2005.

Very strong credit performance is a key driver of our profitability. Looking at the charge-offs line in the lower left graph, you can see that the pull forward of charge-offs in last quarter’s bankruptcy filing spike helped to produce a record low charge-off rate this quarter. We expect credit card charge-offs to return to more normal levels later in the year, as the effect of the bankruptcy filings spike dissipates. More importantly, the underlying credit trends and performance of our portfolio remain very strong. On the same chart you can see evidence of this strength in the steady improvement in delinquencies.

The competitive landscape did not change materially in the first quarter. Overall mail volumes increased slightly from the prior quarter, and remain at historically high levels. More striking is the continued heavy use of zero percent balance transfer teaser offers with long teaser periods. The prime revolver segment is still dominated by these offers, which appear to rely on extensive repricing, well beyond normal go-to rates to achieve profitability. As I have said repeatedly over the last year and a half, we believe that the prevailing pricing tactics that our competitors are using in this segment compromise returns and customer loyalty over the long term for the sake of short-term growth.

We remain on the sidelines in these segments. Instead we continue to focus on segments where we can generate strong profit growth without compromising our long-term franchise. We are particularly focusing on reward cards where we have been steadily gaining share. Our growth metrics reflect the success of our strategy. Compared to the prior year quarter managed loans are up a modest 1%, while purchase volumes have grown nearly 15% over the same time period. Sequentially, managed loans decreased by 4.7%, in line with normal seasonality of credit card loan balances.

In a highly consolidated and competitive market we’re pursuing a strategy that focuses on long-term profitability and growth in targeted segments. Our US Card business continued to deliver on that strategy in the first quarter, and is well-positioned for continued success going forward.

Turning to slide 9, I will discuss our Global Financial Services, or GFS segment. For context remember that GFS includes several distinct businesses in multiple geographies, including a portfolio of smaller development stage businesses. Domestically GFS includes small-business, installment lending, home loans and medical finance. Internationally GFS includes our UK and Canadian credit card and consumer lending businesses.

As has been the case now for four quarters running, our North American GFS businesses have continued to deliver strong results in loan growth, in credit performance, and in bottom line profit. This has more than offset the challenges we have been experiencing in the UK. Profits in the quarter rebounded to $114 million, up 61% from the year ago quarter. Profits were up strongly across our North American businesses, and more modestly in the UK where we reduced marketing and slowed growth in response to the continuing consumer credit challenges in that market.

Loans grew $2.1 billion since the first quarter of 2005, and $350 million sequentially since the fourth quarter of ‘05. This is just over 9% growth from the prior year quarter, including a negative foreign exchange impact of about $540 million. Excluding the foreign exchange impact, the growth rate from the prior year quarter was about 12%. Our UK portfolio has been modestly shrinking, as we have tightened underwriting, while our North American businesses have all been growing nicely. While charge-offs in the quarter show the benefits of the pull forward bankruptcy effect, delinquency levels are relatively flat compared to the year ago quarter.

GFS hit key milestones in the quarter, including record quarterly profits and booking its 10 millionth customer account. All in all, GFS is delivering on our national scale lending strategy and continues to diversify the assets and profits of the Company.

Turning to slide 10, I will discuss our auto finance segment. Profits for auto finance were $69 million, up $34 million. This is an increase of 95% versus the year ago quarter. Strong portfolio growth, favorable credit performance, and improving efficiency drove profit growth in the auto business.

Managed loans are up $6.6 billion from the prior year quarter, reflecting continued strength in originations across the credit spectrum in both direct and dealer channels. In addition, auto loan balances include the $2.9 billion in managed loans from Hibernia’s legacy auto business. The lower left graph shows credit risk metrics. Delinquencies were relatively flat for the first — versus the first quarter of 2005. Sequentially, delinquencies were down 169 basis points in the quarter due to expected seasonality.

Charge-offs were down 54 basis points versus the year ago quarter, and down 97 basis points sequentially from the fourth quarter of 2005. This improvement reflects the benign credit environment we have been experiencing since the bankruptcy filing spike, as well as strong used car prices and continued strength in the U.S. consumer. In summary our auto finance business continues to gain momentum and scale, and is well-positioned to grow loans and profits for years to come.

On slide 11 you’ll see the first full quarter results of our new banking segment since closing on the Hibernia acquisition in the fourth quarter of 2005. As Gary mentioned earlier, this new segment is not the same as Hibernia’s legacy business in that it excludes Hibernia’s originated auto loans, and it includes Capital One’s branchless deposit business.

The banking segment delivered after-tax profits of $43 million in the quarter, including a negative after-tax impact of about $34 million related to integration costs, the amortization of purchased accounting intangibles, and corporate allocations. We have included a table in the press release schedule that shows these adjustments.

Many of you are wondering how the banking segment is fairing in the aftermath of the Gulf Coast hurricanes. After the adjustment I just mentioned, the banking segment delivered net income this quarter that was within a few million dollars of Hibernia’s first quarter 2005 net income. This result is a testament to the resilience of the franchise that Hibernia built and the strength and opportunity that results from combining that franchise with Capital One’s resources and capabilities.

The first quarter of 2006 showed a modest increase in total deposits in the quarter, with branch deposits up by about $500 million. Since the hurricanes, branch deposits are up about $4.5 billion. We still believe that a significant amount of these branch deposits could ultimately runoff as our customers deploy funds for rebuilding and recovery later in 2006 and beyond. In the meantime, we have dialed back our targets for branchless deposits, and as a result have modestly reduced the size of that portfolio.

Loans were down in the quarter, driven mainly by declining loan balances in the areas most affected by the hurricanes. We maintain our cautious underwriting stance during the early stages of post hurricane recovery. As I said last quarter, we’re staying very close to our customers in the region, and doing all that we can to partner with them in the rebuilding process. We’re being appropriately conservative in booking new loans.

Charge-offs and delinquencies in the banking segment are holding at modestly elevated levels, and we continue to monitor credit very closely. At the end of the first quarter we were operating 316 locations. While we opened only three branches in the first quarter, we remain on track to open 40 new branches in 2006. As you might expect, our DeNovo expansion plans are backloaded, so we’re laying the groundwork now to increase the pace of branch openings as the year continues.

On the integration front, our efforts remain on track, and we now expect that both integration costs and synergies related to the Hibernia integration will exceed original estimates. Soon we will complete the conversion of Hibernia’s branches to the Capital One brand. We remain confident and enthusiastic about the impact that our brand will have on our banking efforts in both Louisiana and Texas. Finally, we have expanded and reconfigured our integration team to ensure continuing focus on the Hibernia integration, as we now begin the planning phase of the North Fork integration.

I’ll conclude tonight on slide 12 with some remarks about our planned acquisition of North Fork, which as you know we announced last month. We have agreed to acquire North Fork for approximately $14.6 billion in cash and stock. North Fork has built one of the nation’s perimeter small-business and middle market banking franchises, and has a long and strong track record for growing deposits in metro New York City, the largest deposit market in the country.

John Kanas, North Fork’s CEO, will stay on to lead Capital One’s banking segment after the acquisition. The transaction is expected to close in the fourth quarter of 2006, and is expected to be accretive to operating EPS in 2008. As we discussed when we announced the transaction, North Fork delivers on our long-standing strategic agenda of acquiring and leveraging growth platforms and balancing the Company.

North Fork brings several compelling and proven growth platforms in markets that we like. They have demonstrated an ability to grow deposits through same-store sales improvements, through DeNovo branch building, and applying their proven winning business model in acquired branches. They have built a winning and unique approach to local scale small-business and middle market banking. They lead with deposits to create lasting and profitable relationships in these economically attractive market segments. In addition to these key local banking growth platforms, North Fork has a national scale, Alt-A mortgage and home equity origination businesses.

With North Fork and Hibernia, Capital One we will have multiple ways to win in banking, including several proven business models in a variety of local scale banking markets. We will have both consumer and commercial capabilities. And we will be able to leverage Capital One’s legacy strength to enhance the winning banking models that are already delivering strong results in our current banking segment and in the North Fork franchise.

In addition to bringing great growth platforms and management to Capital One, North Fork creates significant shareholder value in that it balances our Company by diversifying our assets, liabilities and earnings, and by lowering our overall risk profile and capital requirements. The

North Fork acquisition is sooner and bigger than anyone expected. And it does create short-term risk and dilution. We are confident that it will also deliver tremendous shareholder value by accelerating the fulfillment of our national sale lending and local scale banking vision.

This quarter’s results demonstrate Capital One’s continuing ability to deliver on our strategies. We’re well-positioned for continued success in each of our businesses, and we’re confident that the acquisition of North Fork will further enhance our ability to deliver enduring shareholder value.

With that let’s take your questions.

Mike Rowen—Capital One Financial Corporation—VP IR

We will now start the Q&A session. If you have any follow-up questions after the Q&A session, the Investor Relations staff will be available after the call. Please limit your questions to one follow-up question as a courtesy to those behind you in the queue. Stephanie, please start the Q&A session.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Laura Kaster of Sandler O’Neill.

Laura Kaster—Sandler O’Neill—Analyst

I have a question for you. When you announced the North Fork acquisition you affirmed your earnings per share guidance for a range between 7.4 and 7.8 per share fully diluted, excluding the impact of the transaction. And now you say that your affirming this guidance including the transaction. Could you please give me some more color on that, and how much of the restructuring charge of 580 million would be incorporated in that?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

It is Gary. I would be glad to take your question. When we announced the North Fork acquisition, we reaffirmed the guidance we had previously given of $7.40 to $7.80. We did not make any exception for the impact of North Fork. We were and remain uncertain about the exact time at which that transaction will close. At this time, however, with the value of knowing our first quarter results, and a little more updated view of the year, and a better handle on the potential for the dates around closing North Fork, and being able to begin the integration process, which generates some of the expenses which you described, we are affirming that 7.40 to 7.80 would be the appropriate guidance, which includes the impact of a fourth quarter close of North Fork, as well an update on all of our other activities.

Laura Kaster—Sandler O’Neill—Analyst

That would be inclusive of the 580 million in total?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

It would be inappropriate to assume that all of that hits at a particular time. Again, that will depend on the actual timing of the close, and it will also depend on the speed with which we are able to recognize those expenses. Some of the 580 is going to be capitalized, and even if it is recognized in the fourth quarter, would not necessarily show up there, but not all the 580 will necessarily be there. Be on the lookout for the proxy statement that will have better updates on the projected pro forma.

Operator

DAVID HOCHSTIM OF BEAR STEARNS.

David Hochstim—Bear Stearns—Analyst

A clarification on that. Could you tell us how much of Hibernia related expenses are going to occur in the next few quarters? Is that about I guess 34 million in the first quarter? And just to clarify the sale of the receivables, did that have an effect on charge-offs? Are there recoveries related to that in the first quarter — the sale of the charged-off receivables?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Sure. I Understand. Thank you. First of all, on Hibernia, I suggested at the last call that we believed we would have about $90 million of integration expenses in 2006 related to the Hibernia integration. Of that we expensed about $15 million during the course of the first quarter. And we still believe 90 million is a pretty good estimate for where we will be for the whole course of the year.

Please remember if you are taking a look at the banking segment compilation table that is in that press release, integration expenses are included in there, but there are a variety of other expenses, and puts and takes and allocations. And I suggest that after the call you will probably want to talk to our IR team to get the geography of all of about.

But again, 90 million for the year in terms of Hibernia integration expenses, of which we have already recognized 15. And with respect to the sale of the charged-off loans, the previously charged-off loans — again the bulk of what was sold was previously purchased third-party originated charged-off loans. That made up about $60 million of the gain in the first quarter. That gets recorded to noninterest income. And the balance was a smaller — a relatively small amount of Capital One originated loans that had charged off which were being serviced on the same platform. And therefore when we sold the third-party loans we sold a small number of our own charged-off loans as well. And that amount, which turns into $24 million of gain in the first quarter, a substantial amount of that will — it does show up as an increase in recoveries, and is therefore helping the charge-off line. Obviously, that is pulling forward some recoveries we might have expected to earn over the course of the rest of the year.

David Hochstim—Bear Stearns—Analyst

Those would be credit card recoveries or other loans?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Yes, they are all in the credit card space by and large.

Operator

Ken Posner of Morgan Stanley.

Ken Posner—Morgan Stanley—Analyst

This is a question for Rich. One of the things I have noticed you guys have put tremendous care into your branding strategy and to great effect. Have you thought about the risk involved in switching the brand North Fork or Hibernia to Capital One? Have you been able to test or explore at least think about contingency plans as to how that could affect the customer base?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

It is a great question, and one that we spend a lot of time thinking about. The first thing that we did is we did some research about how stretchable our brand is. Because not only is our brand a different brand than Hibernia and North Fork, which are great brand in their own markets, but our brand also has been a credit card brand. And even as we have — frankly the reality of our Company has extended far beyond that.

We have done research to ask consumers in markets where we’re not to — if a bank were in your area — and if this list of banks were in your area, and we would list all the major banks including well-known ones that were not in the area, who would you be likely to do business with? These are just asking general people on the street, so to speak. And we were struck at how highly Capital One ranked relative to a lot of the really well-known national deposit gathering banks. And from what we could gather the sort of credibility of stretching our brand even to the other side of the balance sheet.

But still, part of what has attracted us to these two companies that we have bought is they’re not only good players, they have established very strong local positions. We have — anyway part of what inspires us to do this brand change is the passion that the folks, particularly we’ve had more conversations with Hibernia, have had to do this brand change, and their belief that while in the short term it will create some potential confusion with customers, they believe so much that this is one of the great assets that Capital One brings to the table.

I also want to say that part of what creates real problems in a normal brand change is change of people’s account numbers. That is not happening with the Hibernia situation. And also the closing of branches, which is by definition not happening here in either this one or the next acquisition because there’s no overlap.

When we go out and pitch this, we’re going to try to keep the same brand personality we have, but still on the other hand really stress the continuity. And sort of the thing that it is still what you have liked about the prior institution, plus some extra benefits from Capital One. But, Ken, it is a great question, and one certainly that we’re trying to be cautious about. But we are moving forward next week, and we look forward to that move.

Operator

Bob Napoli of Piper Jaffray.

Bob Napoli—Piper Jaffray—Analyst

For Rich. On the banking — the integration of Hibernia, I was wondering if you could give some update on what has been done to date, if you have done any cross-selling in the branches, any early indications of some of the strategies that you will be implementing not only at Hibernia, but also at North Fork?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Yes. Let me do this. Let me first of all just tell you in general what has been happening on integration and what is still to be done, since we’re going to be doing another integration soon. And then I want to turn specifically to your question about some of the product integrations with Capital One. The Hibernia integration is very much on track. We didn’t have in our original plans to have a huge hurricane. That was — a lot of the early efforts were focused on that, but we really are very much on track. We have hit hit all our key milestones so far. We very importantly retained the executive team at Hibernia, and that is a very important thing.

We have moved significant operations to Dallas for resiliency benefits obviously relative to future potential natural disasters. The treasury function has been completely converted over. We are accepting card and auto payments now in the branches. And we are accepting applications for both of those products.

We’re going to do the brand change on Monday as we have talked about. We’re going to be retooling and upgrading the Internet to accommodate Capital One products, and so on, and so that the experience will be everything that it was prior for the Hibernia customers, plus some new things from Capital One.

The key milestones still to go are HR conversion — system conversion in June. Our deposit system from our national deposit business will be converting to Hibernia in the August/September timeframe. And our general ledger will be the last piece. That will be converting in the first quarter of ‘07. You notice that really just in terms of the pace of the actual mechanical integration virtually all of that will be done by the time of the closing of the North Fork deal.

Then we undertake a bit of a three-way integration, which will be benefited by at least the fact that they are not overlapping geographies and their complementary business models. With respect to the specific — one of the things that was very appealing about doing a deal was to be able to bring national scale products, technologically enabled, into the branches, while the branches still were able to conduct their regular ongoing business model. And most — the change that we’re done so far has really been on a test basis. For example, both accepting applications and taking payments and so on. We’re not out marketing any of these benefits at the moment. What we have been happy with is the positive feedback that we’ve gotten from the branch folks in Hibernia about how well it works. I got some rave reviews about the Blank Check product, for example, and how much of a hit that was.

We won’t know until we really move into a full marketing phase with this thing later in the year about how much we can actually generate extra business for the branches and pull together — that is one of the benefits of the steel.

Operator

Stephen Schulz of KBW.

Stephen Schulz—KBW—Analyst

I just had another question actually on Hibernia. You had provided some increased disclosure, particularly on core deposits in the banking segment. I was just curious, for comparability sake what kind of core deposit growth you have seen versus say year-end or versus at closing?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Gary, do you — I can give you an off the top of my head answer, do you have — probably more specific, Gary?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Yes, I certainly do. I’ve got the specifics about — of the growth since the middle of 2005. So, obviously, covering the post hurricane period. The growth in non-interest-bearing deposits in the Hibernia franchise was about 1 billion 2, which would make it about one-fourth or a little bit more than that of the total increase that we saw in the Hibernia franchise. Obviously, that is not a one for one correlation between what is core and what is non-interest-bearing, but that is certainly a pretty good indication of where we stand on the non-interest-bearing side. And certainly a good portion of the interest-bearing deposits would also be considered core. We have not seen those move out get.

Stephen Schulz—KBW—Analyst

Can you just give some color in terms of where you stand from looking from a treasury perspective at building some added efficiency into your own treasury management and the amount of liquidity that you’re holding now that you have this deposit franchise?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Right. As Rich mentioned, we have fully integrated the treasury function. We were not planning on acquiring Hibernia along with those $4 billion of extra deposits, which is why the liquidity position moved up a bit. But we have been reducing, as Rich indicated, some of our branchless deposits. We’re also beginning to take some moves to down size our balance sheet through the liquidity portfolio by selling some securities, which we have already begun to do in anticipation of the North Fork acquisition, which of course will allow us to down size the balance sheet even further. All of the presumptions that we made at the time of the announcement of the North Fork deal are still our intentions in terms of shrinking the balance sheet.

Operator

TIM RYAN OF OPPENHEIMER FUNDS.

Tim Ryan—Oppenheimer Funds—Analyst

I understand that there is a lot of I guess sort of forecasting obviously that goes into your assumptions on guidance. But given that you put up 286 this quarter, and that you’re assuming credit, I guess it sounds like sort of normalizes towards the end of the year. It implies that — I guess I’m just trying to figure out what I missing from a standpoint of is there something else — some other large charge other than the possible North Fork restructuring charge in the fourth quarter that is impacting?

I understand sort of seasonal reserve building goes on in the second half of the year. But you’re talking about basically a 40% decline in this quarter’s earnings, just to get to the midpoint of your range. I’m just trying to make sure I’m not — there’s nothing I am missing that is going to jump out later.

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Sure. I think it is important, as you have indicated, that you start out by remembering historically that the first quarter is for Capital One a higher EPS quarter because of the seasonal patterns, (technical difficulty) the loan growth early in the year and higher marketing and operating expenses later in the year. So obviously we always remind people of the importance of noting which quarter we’re in and never multiplying any one quarter by four to come up with the estimated full year performance.

Again, let’s take a very quick look at some of the unique items we had in this quarter. The first, as you identified, was the pull forward effect of the bankruptcy spike in 2005. And as that normalizes towards the end of the year, we will see some of an offset of that, obviously not the full amount, given the timing in the year, but there would be some offset.

Secondly, the sale of the portfolio of charged-off loans that I described, which added an $84 million pre-tax gain in the first quarter, would otherwise have generated income during the remainder of the year. Again, there is a bit of a timing event there and an offset. Obviously, the $35 million net income benefit from the tax settlement in the first quarter does not have an offset, but those kinds of onetime events occur. Which really leads to the question of what sort of uncertainties remain for the balance of 2006 that would cause us to hold to our current guidance at the present time?

And there I think again the speed with which we return to normal charge-off levels is an uncertainty and adds to a bit of the uncertainty around the precise estimates we might come up with. Secondly, obviously we have noted for quite a long time that we are in a remarkably strong overall credit environment with a lot of risks to it. And so how long that positive credit environment stays is obviously a risk.

And third, and not inconsequentially, you mentioned the volatility to the income statement, as well as the share dilution effect that would be introduced by the North Fork close. And again come we have indicated we expect a close in the fourth quarter. The timing of that close with a quarter could actually have a very significant impact on reported earnings this year. In effect, there are no big unknowns that we have not shared with you at this time. But there are enough uncertainties that we feel that our guidance range is appropriate at the present time.

Tim Ryan—Oppenheimer Funds—Analyst

Thanks. If I could just sneak one more quick one in on credit. Are you seeing anything — any early signs whether it is spending patterns or utilizations or anything that leads you to believe — obviously there is — you have a huge benefit from the bankruptcy (indiscernible), but outside of that, any early indications that credit is getting any sort of weaker on the margin?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

This is Rich. No, we don’t. I just want to always caution as kind of a thing that we have said around this whole period, there is so much noise in the credit environment these days it is a little harder to get normalized reads. But as we look it does let pretty darn strong. We don’t see any red flags there. Conceptually there are always red flags in the economy and so on, we just haven’t seen them sort of show up on our portfolio.

I just want to add one thing about the — how can you have a first quarter like this and do a lot less in terms of earnings the rest of the year. I just do want to say, again, that remember that we put in three branches in the first quarter and 37 still to go. That is certainly an investment. There’s lots of really good things going at Capital One with respect to things that we’re investing in, and very much for building our franchise. And that is just an example of one that has a sort of backloaded flavor to it.

Operator

Joel Houck of Wachovia Securities.

Joel Houck—Wachovia Securities—Analyst

My question I guess has to do with North Fork. When you guys announced the deal and talked about it, one of the risks was, I guess, or challenges was immunizing your balance sheet against kind of the flat inverted yield curve. The curve seems to have steepened a bit. Can you talk about if anything there has changed, and how you would accomplish immunizing your balance sheet up until the point when you actually close the deal in Q4? And if there are any charges involved with that would those be taken on North Fork’s P&L, or would you wait and take those into Q4 when you close the deal?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

It sounds like you are focused on the shorter term risks to the value of the North Fork balance sheet over the course of this year. Obviously, I can’t comment on their position as of today. When they publish their first quarter results we will see what they are. But certainly we have been very focused on making sure that we are on top of what is happening overall to valuation. And certainly the fair value accounting for their balance sheet will take place at close as part of purchase accounting. We are obviously evaluating conditions in the market on a continuous basis, and looking at all of the options we might have to try to minimize the risk that fair value mark might come out different than it was in our projected numbers announced as of the time of the deal. And we will continue to watch that very carefully.

Operator

Chris Brendler of Stifel.

Chris Brendler—Stifel Nicolaus—Analyst

It looks like you provided some increase in account disclosure, as well as some — I guess the first question is the new discount disclosure, I add up the credit card, auto and GFS segments do I get the old disclosure — those totals? And how do you treat customers that have multiple accounts?

And the more broader question is, given the move away from the prime revolver segment and the heavy competition with teaser balances, you have moved more to the reward strategy, still doing something in subprime as well, and still spending quite a bit on marketing in card. And I guess I expected to see more account growth in card, given the fact that you’re losing these likely high balance from customers to your competitors for adding probably lower balance revolver transactors or sub prime customers, but yet accounts continue to be falling at the card business. I wonder if you could help me think about that.

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Why don’t I take the second one. Our growth is pretty balanced across the credit spectrum, so obviously subprime accounts tend to be less costly to book — that is per account — and at the other edge of the scale the most expensive thing. All the marketing we do is booking up market transactor accounts. So I think what you have going on there is nice growth in the segments that we are in. I think that we are subject to some attrition in the segments that we’re not aggressively marketing when people are bombarding our customers with zero percent long-term — zero percent long teaser rates. We are subject to some account attrition there. Nothing that is really out of the ordinary, but it is something that has been going on for sometime.

So I think the net of all of that is something that doesn’t end up with a robust account growth. But in the process of some sort of a — there is an underlying migration of the mix of the business towards a more transactor oriented business that I think has great long-term performance instead of in terms of longer — most importantly, low attrition, low credit risk, and a growth that — accounts that build over time and that endure. And that is — I think that over time will continue to manifest itself in our numbers. The way it shows up the most in the short term is just the big growth in the growth of purchases.

Gary Perlin—Capital One Financial Corporation—EVP, CFO

As to the first question, I which just like to warn you against simply adding these numbers up and assuming that they would be precisely the same as what you saw historically. You might want to touch base with IR, and they will give you the geography moves, especially with the movement of Hibernia’s auto business now in our auto finance segments, the sale of the charged-off loan portfolios we have been describing and so forth. It is not precisely the same, and I think you better make sure you get the geography straight from Mike and his team.

Chris Brendler—Stifel Nicolaus—Analyst

Are you happy with your marketing efficiency at this point in the card business? Are you getting the responses you’re looking for?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Yes. We were getting what we expect. It is — we have talked about in a competitive marketplace you have to spend money in order to generate accounts. And those accounts that are most enduring cost more to get. But we are very comfortable with our results. We like very much the NPVs of what we are generating.

It is just—from growth metrics of either account growth or balance growth, it doesn’t show up in terms of really rapid growth. On the balance side, of course, the things we are generating are things that in the short-term don’t have a lot of balances. The purchased—the transactor business grow balances the old-fashioned way, more slowly. It is the BT-based businesses, the balance transfer-based businesses that grow the balances quickly. So underneath the sort of nominally slower growth of the metrics of accounts and balances is a continued growth of the franchise that is very healthy, and very much worth the marketing that we’re putting into it. And what we’re putting into it is we’re getting the kind of response that we expect. Obviously it is a competitive market, but it is still well above hurdle, everything that we are booking.

Operator

[Chris Harding] of Lehman Brothers.

Chris Harding—Lehman Brothers—Analyst

To the degree that stock performance after the North Fork deal was announced reflected investor concerns over too many deals too fast, this quarterly performance hopefully restores confidence in your ability to integrate Hibernia and very good showing here. I was just wondering with the cushion that you have created, how do you allocate marketing spend during the balance of this year and going in — leading up to the North Fork deal in terms of investment dollars between your various businesses, whether you start sprinkling marketing dollars locally in the New York retail market or the Hibernia market or the mortgage business? Or feeding off the last question, do you see an opportunity where you might ramp up card spending? How do you allocate across those businesses as you have this little bit of surplus going into that?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

It is an interesting question. To be honest with you, we haven’t had conversations about doing things like simulating the New York area before the deal. But there will be — with respect to the brand conversion, there will be local marketing in the Texas and Louisiana areas. As you (technical difficulty) as a percentage of the overall marketing budget, it is really not that needle moving, but still for the locals it will be a fair amount of marketing that they will see.

When we do North Fork it would be a similar kind of thing. But I think overall our marketing investment is going to be — we are going to look at it very much the way that we have in all the prior years. All across the Company the challenge is put out there, find opportunities that are above hurdle rate on a risk-adjusted basis. And then I would tell the folks, my job is to figure out how to give you the money to invest in those businesses.

We have a lot of opportunities right now. We’re happy with that. The biggest change sort of relative to the past is just that some of the money is being earmarked for branch growth. And if we continue to get the good results we have been getting in terms of DeNovo growth, we’re going to continue to increasingly invest in that area, because we find that those returns actually favorably compare with the returns across our lending businesses interestingly, and also greatly diversifies the Company. As North Fork comes into the fold we will be looking also for opportunities for branch growth and deposit growth and other local growth in that business. And I think the Company is in a good position financially to be able to continue to invest in those opportunities.

Operator

Richard Shane of Jefferies & Co.

Richard Shane—Jefferies & Co.—Analyst

Thanks for taking my question. Gary, you had alluded to sort of — depending upon the timing of closing that can really impact the expenses. Without commenting on what you think the likelihood of the scenarios are, could you at least give us some sense on what those scenarios would look like, so we have an idea of the order of magnitude, and what type of timing would drive that?

Gary Perlin —Capital One Financial Corporation—EVP, CFO

Sure. Again, our expectation right now is that we would have a fourth quarter close for North Fork. When we originally announced the deal all the economics were run on a simple assumption of a 12/31/06 close. Obviously if we have an opportunity to get all the necessary approvals and so forth, that could close earlier in the fourth quarter. And that obviously could have made a significant impact, perhaps as much as $0.20 or more dilution just by virtue of a change of a couple of months in the actual closing dates, again, coming from both the increased shares, as well as whatever expenses would be recorded currently in that quarter. That is the kind of uncertainty that we might be looking at, at least for right now.

Richard Shane —Jefferies & Co.—Analyst

Great. That is a very helpful answer. Thank you.

Operator

Scott Valentin of Friedman Billings Ramsey.

Scott Valentin—Friedman Billings Ramsey—Analyst

Regarding an earlier comment about credit quality, I think everybody agrees that we’re at (indiscernible) levels right now, and everyone expects some deterioration in credit over the course of the year. I guess my question was, do you think the revenue margin, will you be able to offset the increased credit costs with higher revenue margins, or would we expect the risk-adjusted margin to come down a little bit and then you offset that with growth?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

I think one of the things that you have to keep in mind here is the revenue margins is going to continue to be affected very much by the inclusion of Hibernia for a full quarter. And again, if there is a period of time during calendar 2006 with North Fork as well, because obviously the revenue margins in the local banking business, the gross revenue margins tend to be significantly less than the typical margins that Capital One has experienced in our lending businesses.

But I think the general trend which you have seen for legacy Capital One over the last simple years, which has been a very mild decline in the revenue margins, being more than made up — as a result of both the move up market within card, as well as the greater diversification in lending, has been more than compensated for by improving efficiencies and lower provision and marketing expenses. And so that general trend has continued with gross revenue margins coming down, ROA remaining pretty much rock solid stable. We have indicated that is what we expected over the course of 2006. The only reason you would see the revenue margin come down appreciably over the course of this period of time would simply be the impact of the consolidation of the banking businesses, which bring a significantly different revenue margin.

Operator

Edwin Groshans of Fox-Pitt Kelton.

Edwin Groshans—Fox-Pitt Kelton—Analyst

I was just looking at the receivables growth, and it seems like there is a bit of a deceleration in both GFS, even excluding the 500 million FX, as well as auto. And I guess are you just — is that just seasonal like we are seeing here in the first quarter, and you expect those growth rates to pick up in order to achieve your targeted growth rate of 7 to 9%, or is there additional growth going to come out of Hibernia to help out?

Gary Perlin—Capital One Financial Corporation—EVP, CFO

Obviously, we can sit down with you later and look at precisely the trends you are looking at. Certainly with GFS there has been some variation in the growth levels there. And again in addition to the FX effect what Rich described was a slowdown in marketing and fewer account bookings in the UK. And so also with small-business card being part of the GFS segments, again kind of following the general trends of card, you will see some of the same movement there.

With auto our trajectory has been very good. I’ll just remind you if you are comparing Q1 to Q1, you need to remember that Q1 of ‘05 included the acquisition of Onyx, which brought on more than $3 billion worth of product at that point in time. I think the trajectory in auto is very good, and we will be glad to walk through those with you afterwards.

Edwin Groshans—Fox-Pitt Kelton—Analyst

Thank you.

Operator

Ken Bruce from Merrill Lynch.

Ken Bruce—Merrill Lynch—Analyst

Most of my questions on the core Capital One business have been answered, but thank you for the enhanced disclosure. I would like to ask a question about North Fork Bank, and I promise it will be forward-looking enough that it won’t be commenting on any near-term earnings.

It was kind of curious from my perspective that you are interested in buying a North Fork, not from the deposit perspective, but the national scale Alt-A lending platform seems to be much more wholesale oriented than I would suspect that you would have been interested in. Could you give us some thoughts about how you’re looking at that business in particular?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

You know, we had built at Capital One national scale lending platforms across all the businesses except mortgage was clearly the one thing that we didn’t have, nor did we have at this point yet a big home equity business. In terms of rounding out growth platforms, they had sort of one minus what we had, so in some sense that was a nice complementarity.

The heritage of our Company has been built on direct to consumer. And in the old days that is all we did. One thing that we have certainly over time learned is to go to where the markets are. And it started with the auto finance business where we went into basically the broker base business there in the form of dealers.

And I think really this is an example of sort of meeting the market where its at. Mortgage origination on a direct basis, while from a small basis we’ve got a lot of nice growth in our former ESmartloan.com business at Capital One. And through the branches we can generate a lot of growth.

The pure old classic direct to consumer is not really — doesn’t really have a lot of share in the mortgage business in the way it does in home equity, and certainly in credit cards.

Like all our businesses, we continue to push on the frontier of — in any business you’re trying to be at the frontier of direct to consumer marketing, and the mortgages will be no different. What we are going to do in the meantime is meet the market where it is. Take this — the Greenpoint business and figure out how it can be enhanced by the very broad set of capabilities that Capital One has. But again, the key thing is we are going to be meeting the market where it is instead of trying to convert them to do we used to do in other businesses.

Ken Bruce—Merrill Lynch—Analyst

In terms of the mortgage business, which is actively branded, Greenpoint Mortgage instead of North Fork, would that be something that you would be moving towards branding as a Capital One business?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

Obviously we haven’t had the conversation. It is something we’ll have to look at.

Mike Rowen—Capital One Financial Corporation—VP IR

It looks like we have only one more question in the queue. So last question please.

Operator

Craig Maurer of Fulcrum.

Craig Maurer—Fulcrum Global Partners—Analyst

I was wondering when you look at New York if you consider the Bank of New York, Chase, the deal that is about to happen, if you have any kind of flexibility to accelerate branch conversion to take advantage of the obvious disruption that is going to occur there? And just to follow-up on a question Bruce asked earlier. Am I correct in assuming that whatever kind of additional spend you incur on marketing due to brand conversion with Hibernia, should not disrupt normal seasonal trends in your marketing spend?

Richard Fairbank—Capital One Financial Corporation—Chairman, CEO

You know, I chuckle at your question about the Bank of New York. The conventional wisdom in the banking business is that anytime big banks buy smaller ones all the other players lick their chops and the community banks — from community banks on up lick their chops and get ready to take advantage of it. So before we get too cocky about taking advantage of that, we have got to remind ourselves that we ourselves are buying a bank. And community banks are licking their chops thinking we will be like many of the other ones.

But that said, I want to go back to something that we have very clearly hung our shingle out about our strategy with respect to banking. And that is that we want to let Capital One meet the markets where they are, and be great at national scale lending, and be great at local banking. And I think very few large institutions have pulled off — very few institutions of any size have pulled off the combination of that. In many ways the local players just struggle. They just can’t take advantage of some of the huge national scale that exists, and increasingly so. And the huge players have trouble getting out of their own way and truly being local in the execution of local banking.

And part of why you have seen me so publicly hanging out my shingle, saying, we’ve got to make sure to really understand what is local, and to be local in the execution of that is because that we have watched so many failures by larger banks as they try to take their occasionally one size fits all approach into local banking.

So we have hung out our shingle about it. We have challenged the Hibernia, and already started talking to the folks at North Fork, let’s turn this concept into a reality. Let’s identify the great things that you all do locally, and then let’s really, really do that better than the big players do. I’m looking forward to the opportunity. And I’m hanging out my shingle so you keep asking me that question when we talk again. Thanks a lot. And thanks to all of you for being with us today. (multiple speakers)

Oh yes, he did ask will additional spend — no, I think there is a seasonality to our marketing and so on. It is partly a seasonal thing and it is partly just in some ways the way the chips fall, and the way the opportunities arise over the course of any given year. We have a lot of good opportunities this year. And even the other things like building branches or marketing in Texas and Louisiana or ultimately New York are not so significant that they are going to move the needle that much in the overall very substantial marketing efforts that we have going on with a lot of good opportunities.

Mike Rowen—Capital One Financial Corporation—VP IR

Thank you for joining us on this conference call today. And thank you for your interest in Capital One. The Investor Relations staff will be here this evening to answer any questions you may have. Have a good evening.

Operator

Ladies and gentlemen, that does conclude our presentation for today. We do appreciate your participation. At this time you may disconnect.